
03020448



CASTLEGUARD ENERGY, INC.


PROCESSED
MAY 27 2003
THOMSON
FINANCIAL

ANNUAL REPORT 2002

TO OUR FELLOW SHAREHOLDERS:





Scott G. Heape,
CHAIRMAN



Bob G. Honea,
PRESIDENT

We are pleased to report that 2002 is the third consecutive profitable year for Castleguard Energy. Consistency of performance, both in terms of net income and operating efficiencies, has been a major focus of Castleguard management through the years.

2002 - A Year Characterized by Prudent Allocation of Resources

While we read and hear about record energy prices in today's marketplace, it's important to remember that energy prices were depressed throughout the year. We evaluated a number of new opportunities during 2002, but in each case, we made the decision that prevailing low prices coupled with the uncertainty of natural gas prices made these new prospects less attractive than we believed was necessary to produce adequate returns.

We devoted available resources to curing mechanical problems that developed in late summer last year at our Minden, Louisiana, interests. Although the workover and recompletion efforts were successful, production of natural gas since the first of 2003 has been at significantly lower levels than in the first quarter of last year. At the same time oil production has been consistently higher than before the workover, and when coupled with higher commodity prices in the first quarter of 2003, will help offset the impact of lower gas production..

Substantial Debt Reduction

We are also pleased to report that we continued to reduce debt during last year. A reduction of approximately $239,000 strengthens our balance sheet and will enable us to pursue additional sources of capital at favorable rates and will solidify our position with existing lenders. Our debt to equity ratio is now on the low-side of the ratio for the industry as a whole. We are in a business characterized by a never-ending appetite for significant capital, and we are always looking for new and innovative solutions.

Mings Chapel Properties Sold

In the first quarter of 2003, Castleguard sold its interests in the Mings Chapel Field in Upshur County, Texas, to Denver-based Medicine Bow Energy. This multi-well divestiture was prudent for Castleguard because our Mings properties were expensive to operate, production levels were falling below our expectations and we were confident that we could redeploy our capital in new projects while designating a portion of the proceeds for debt reduction.

2003 and Beyond - Higher Energy Prices and a Minden Strategy

As Castleguard was reshaped in 1999 and 2000, we viewed the Minden, Louisiana, field as an opportunity with higher potential and lower risk. Castleguard was able to increase its Minden interests in 2000 by entering into a bank borrowing arrangement for $1,040,000. In less than three years Minden has been largely responsible for $532,000 in net earnings, and Castleguard has paid down $644,000 in bank debt through the end of 2002.

The mechanical problems encountered at Minden during 2002 have not eroded our confidence in future prospects there. Recognizing our capital resource limitations, we entered into a farm-out arrangement for a new well prospect in Minden which allows Castleguard to regain one-half of its original interest in the well after pay out. The new well is expected to be spudded in summer 2003.

In surveying the target price of many energy industry experts, we are comfortable that today's higher prices will continue for the next 24 to 36 months. Our goal is to take advantage of this window. We are reviewing various methods to secure additional sources of capital so that we may participate in additional prospects – both oil and gas. We believe that a period of higher commodity prices coupled with low interest rates is a compelling time that requires aggressive action.

Currently, we are evaluating new projects which are appropriate for a company of our size and resources. We will continue to take non-operating positions where we feel risk is in line with potential discoveries. We plan to be as active as our capital and risk parameters allow.

A Word Of Thanks

As always, we appreciate the continuing support and encouragement of our shareholders, operating partners, lenders and industry friends as we work to build Castleguard Energy.

CASTLEGUARD ENERGY, INC.

INDEX TO FINANCIAL INFORMATION

DECEMBER 31, 2002

CASTLEGUARD ENERGY, INC.

Financial Review

The following is a discussion and comparison of the financial condition and results of operations of the Company as of and for the twelve months ended December, 2002 ("2002") compared with the twelve months ended December, 2001 ("2001") and 2001 compared to 2000. This discussion should be read in conjunction with the Company's Financial Statements, the notes related thereto, and the other financial data included elsewhere in this Annual Report on Form 10-KSB.

2002 Results of Operations Compared with 2001

Net income of $105,929 ($.01 per share) for 2002 was less than net income of $339,716 ($.02 per share) for 2001, primarily from average natural gas prices 43% lower in 2002 than in 2001. Revenues declined 35% year over year from lower gas prices, a 2% decline in gas volumes sold, modestly offset by an 84% increase in oil sales volumes.

Gas volumes declined slightly in 2002 to 196,507 mcf from 201,231 mcf in 2001 and oil volumes increased to 5,243 barrels from 2,848 barrels in 2001. Average gas prices in 2002 were $2.73 per mcf down from $4.80 per mcf in 2001. Oil prices averaged $25.04 per barrel in 2002 compared to $24.36 per barrel in 2001.

Gas volumes were adversely impacted by mechanical difficulties in Minden during the fourth quarter of 2002 (see separate fourth quarter section) reversing a trend of volume improvement compared to 2001. Prices started the year weak and improved slowly in the last half of 2002, almost the reverse of 2001 which started high and declined throughout the year.

Production costs and taxes trended higher in 2002 reflecting higher oil production and the higher expense of Minden wells in distress prior to being reworked during the fourth quarter. Depreciation, depletion and amortization were at essentially the same rate in 2002 as in 2001.

Administrative costs were reduced 40% from 2001 levels as the result of stringent cost controls employed during a time of weak prices. Interest and financing costs were 64% lower than 2001 as the result of declining debt levels and lower interest rates in 2002. The tax provision for 2002 is at normal rates where the provision for 2001 was reduced by a loss carry-forward which was completely absorbed in 2001.

2001 Results of Operations Compared with 2000

Net income of $339,716 ($.02 per share) for 2001 was significantly improved over net income of $86,222 ($.01) per share for 2000, primarily from success in participating in new wells drilled in the last half of 2000 whose production substantially benefited early 2001. Revenues increased 138% year over year driven by higher commodity prices and higher production volumes.

Gas volumes increased to 201,231 mcf from 88,537 mcf in 2000 and oil volumes increased to 2,848 barrels from 2,425 barrels in 2000. Average gas prices in 2001 were $4.80 per mcf compared to $4.10 per mcf in 2000. Oil prices averaged $24.36 per barrel in 2001 compared to $28.62 per barrel in 2000.

Prices and production volumes were at their highest in the first quarter of 2001, declining in the second and third quarters. Prices continued to decline and were generally soft through the last quarter of 2001. Production, on the other hand, improved in the fourth quarter as a result of recompletion work in the Minden field.

Production costs and taxes rose in tandem with revenues in 2001, but higher than 2000, whereas depreciation, depletion and amortization (DD&A) rose 234% from 2000 as the result of a 127% increase in gas production volumes and a higher DD&A unit rate driven by the downward adjustment in the Company's reserves at year end 2001.

Administrative costs increased 36% in 2001 compared with the year 2000, but at a rate substantially less than revenues or income before taxes and interest. Interest and financing costs rose 68% in 2001 compared with 2000 reflecting the full year cost of bank financing used to purchase an addition to the Company's interest in the Minden field in August 2000. Even though the Company does not expect to pay cash income taxes for 2001, a deferred tax provision of $61,000 was accrued in 2001 to reflect book/tax timing differences.

Reserves

The Company's net proved oil and gas reserves at January 1, 2002 compared with January 1, 2001 plus the changes for those years, as estimated by independent petroleum engineers, are set forth below.

	2002		2001	
	Gas (MCF)	Oil (BBL)	Gas (MCF)	Oil (BBL)
Reserves at beginning of year	1,329,501	10,422	1,709,331	13,752
Added by exploration and development	12,549	225	211,086	869
Revisions of previous reserves	(145,447)	18,445	(389,685)	(1,351)
Less production	(196,507)	(5,243)	(201,231)	(2,848)
Reserves at year end	1,000,096	23,849	1,329,501	10,422

Year 2001 reflects new reserves from the Moreland well in Minden and two wells in the Mings Chapel field, but reductions from the adverse consequences of high production rate in Minden field during 2001 coupled with drastically lower market prices for gas that diminished the commercial viability of some former reserves. Year 2002 reflects significant additions from revisions to a Minden oil well which was recompleted in mid-2002. No new reserves were added from development activities and the changes to gas reserves were from typical annual revisions to producing wells.

Liquidity and Capital Resources

Cash flow from operations in 2002 provided a source of funds for additions to the petroleum and natural gas asset pool plus required debt reductions. As a result the Company's debt to equity ratio declined to 37% with a slight increase in cash at the end of 2002. Cash flow was aided by refinancing of the Company's bank debt in January 2002 which reduced the interest rate to ¾ of 1% over the prime rate and the monthly principal payment to $21,667.

The Company expects to continue to apply all of its free cash flow to fund development wells and new projects. As described in notes to the financial statements, the Company entered into an agreement in early 2003 to sell its interest in the Mings Chapel field in Texas. Proceeds from the sale will fund new projects or reduce debt. Executing the Company's business plan in the future will require funds beyond that provided by operating cash flow. Consequently, new debt or equity financings, sales of existing properties, industry alliances, or other sources of cash will be required. The lack of additional funding will limit the Company's deal flow in the future. Management believes cash flows from existing properties will fund current operating requirements.

Fourth Quarter Results

Fourth quarter results improved in 2002 to net income of $8,404 ($.00 per share), from a net loss of ($30,199) (($.00) per share) primarily as a result of improved prices in the fourth quarter of 2002 compared to 2001. The improvement was assisted by a 1304 barrel increase in oil sales and higher prices for those sales, but the improvements were offset by a 71% decline in gas sales volumes.

Sales volumes of natural gas were 15,651 MCF in the fourth quarter of 2002 at an average price of $3.73 versus 54,133 MCF in 2001 at an average price of $2.42. Oil volumes in the fourth quarter this year were 1921 barrels at $25.91 per barrel versus 617 barrels at an average price of $18.23 in 2001. Gas sales volumes were adversely impacted this year by mechanical problems with two higher volume gas wells in Minden. They had to be worked over during the fourth quarter to restore production and did not begin producing again until after the beginning of 2003. Oil sales volumes improved compared to 2001 as the result of recompleting a Minden, Louisiana oil well which substantially improved production in the last half of 2002.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Castleguard Energy, Inc.

We have audited the accompanying balance sheets of Castleguard Energy, Inc. as of December 31, 2002 and 2001 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castleguard Energy, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Whitley Penn

Dallas, Texas
February 21, 2003

CASTLEGUARD ENERGY INC.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2002	2001
Oil and gas sales	$ 668,585	$ 1,035,484
Expenses:		
Lease operating expenses and taxes	131,570	92,028
Depreciation, depletion and amortization	195,578	186,768
General and administrative	152,510	253,965
	479,658	532,761
Income from operations	188,927	502,723
Other income (expense)		
Interest expense and other financing costs	(37,866)	(105,446)
Other	281	3,439
Income before income taxes	151,342	400,716
Provision for income taxes	45,413	61,000
Net income	$ 105,929	$ 339,716
Basic and diluted earnings per common share	$ 0.01	$ 0.02
Weighted average number of common shares outstanding	17,334,018	17,086,626

See accompanying notes to financial statements.

CASTLEGUARD ENERGY INC.
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2002 and 2001

	2002	2001
Operating Activities:		
Net income	$ 105,929	$ 339,716
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation, depletion and amortization	195,578	186,768
Accrued stock to be issued – expense portion	-	7,315
Issue of common shares for services	7,396	21,971
Deferred income taxes	46,434	61,000
Change in assets and liabilities:		
Accounts receivable	80,158	86,303
Deferred debt issue costs	10,632	42,644
Accounts payable and accrued liabilities	32,344	10,930
Net cash provided by operating activities	478,471	756,647
Investing Activities:		
Purchase of and additions to petroleum and natural gas interests	(212,886)	(327,463)
Financing Activities:		
Proceeds from issuance of debt	583,344	-
Payments on long-term debt	(822,085)	(330,000)
Net cash used by financing activities	(238,741)	(330,000)
Net increase in cash and cash equivalents	26,844	99,184
Cash and cash equivalents, beginning of year	99,979	795
Cash and cash equivalents, end of year	$ 126,823	$ 99,979
Supplemental information:		
Cash paid during the year for interest	$ 27,235	$ 62,082

See accompanying notes to financial statements.

CASTLEGUARD ENERGY INC.
BALANCE SHEETS
December 31, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash	$ 126,823	$ 99,979
Accounts receivable	66,719	146,877
Total current assets	193,542	246,856
Petroleum and natural gas interests, net	1,476,692	1,459,384
Deferred debt issue costs	18,363	-
Total assets	$ 1,688,597	$ 1,706,240

Liabilities & Stockholders' Equity

	2002	2001
Current liabilities:		
Accounts payable	$ 123,539	$ 83,880
Current portion of long-term debt	260,004	238,337
Total current liabilities	383,543	322,217
Long-term liabilities:		
Long-term debt, less current portion	135,665	367,078
Deferred income taxes	107,434	61,000
Accrued stock to be issued	-	7,315
Total liabilities	626,642	757,610
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, $0.001 par value, 50,000,000 shares authorized; 19,226,626 and 19,013,626 shares issued; 17,364,626 and 17,151,626 shares outstanding	19,227	19,014
Paid-in capital	965,826	958,643
Retained earnings	132,902	26,973
	1,117,955	1,004,630
Less: Treasury stock, 1,862,000 shares at cost	(56,000)	(56,000)
Total stockholders' equity	1,061,955	948,630
Total liabilities and stockholders' equity	$ 1,688,597	$ 1,706,240

See accompanying notes to financial statements.

CASTLEGUARD ENERGY INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock		Paid-in	Treasury	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	Stock	(Deficit)	Equity
Balance, January 1, 2001	17,353,626	$ 17,354	$ 805,332	$ (56,000)	$ (312,743)	$ 453,943
Issuance of stock for cash	1,400,000	1,400	131,600			133,000
Issuance of stock for services	260,000	260	21,711			21,971
Net income	-	-	-	-	339,716	339,716
Balance, December 31, 2001	19,013,626	19,014	958,643	(56,000)	26,973	948,630
Issuance of shares to settle litigation and other	213,000	213	7,183			7,396
Net income	-	-	-	-	105,929	105,929
Balance, December 31, 2002	19,226,626	$ 19,227	$ 965,826	$ (56,000)	$ 132,902	$ 1,061,955

See accompanying notes to financial statements.

CASTLEGUARD ENERGY, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

A. Nature of Business

Castleguard Energy, Inc. is an independent energy company engaged in the exploration for and the acquisition, development, exploitation and operation of crude oil and natural gas properties, and in the production of crude oil and natural gas in North America. The Company's activities are conducted principally in the states of Louisiana, Texas and Alabama.

B. Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2002 and 2001, the Company had no such investments included in cash and cash equivalents. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC").

Property and Equipment

The Company utilizes the full-cost method of accounting for oil and gas properties, which involves capitalizing all acquisitions, exploration and development costs incurred for the purpose of finding oil and gas reserves, including the costs of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. The Company also capitalizes the portion of general and administrative costs which can be directly identified with acquisition, exploration or development of oil and gas properties. Costs associated with unevaluated properties are excluded from amortization. Unevaluated property costs are transferred to evaluated property costs at such time as wells are completed on the properties, the properties are sold, or management determines these costs to have been impaired. Cost of properties, including future development, site restoration, dismantlement and abandonment costs, which have proved reserves and those which have been determined to be worthless, are depleted on the unit of production method based on proved reserves. Additionally, the capitalized costs of oil and gas properties cannot exceed the present value of the

CASTLEGUARD ENERGY, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Property and Equipment (continued)

estimated net cash flow from its proved reserves, together with the lower of cost or estimated fair value of its undeveloped properties (the full cost ceiling). Transactions involving sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to accumulated depreciation, depletion and amortization.

Upon the acquisition or discovery of oil and gas properties, management estimates the future net costs to be incurred to dismantle, abandon and restore the property using geological, engineering and regulatory data available. Such cost estimates are periodically updated for changes in conditions and requirements. Such estimated amounts are considered as part of the full cost pool for purposes of amortization upon acquisition or discovery. Such costs are capitalized as oil and gas properties as the actual restoration, dismantlement and abandonment activities take place.

Office equipment is recorded at cost and depreciated on a straight-line basis over its estimated useful life of two years.

Tangible equipment is recorded at cost and depreciated on a straight-line basis over its estimated useful life of seven years.

Income Taxes

Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and recognized in income in the period that includes the enactment date. In addition, if necessary, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Oil and Gas Sales

Petroleum and natural gas sales are recognized upon delivery to the metered point upstream of the pipeline connection.

Earnings per Common Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if accounts or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. For the years ended December 31, 2002 and 2001, the Company's potential dilutive common shares totaling 1,000,000 shares each year are not included in the dilutive calculation of loss per share as the effect would be antidilutive.

Fair Value of Financial Instruments

The estimated fair value of accounts receivable, accounts payable and long-term debt approximate their carrying amounts due to the short maturity of their instruments. None of these instruments are held for trading purposes.

C. Petroleum and Natural Gas Interests

The following table discloses certain financial date relative to the Company's evaluated oil and gas producing activities, which at December 31, 2002 and 2001 are all located in the United States.

	2002	2001
Costs incurred during year:		
Capitalized:		
Exploration costs	$ 104,770	224,811
Development costs	108,116	102,652
	$ 212,886	$ 327,463
Petroleum and natural gas interests:		
Balance, beginning of year	$ 1,726,955	$ 1,399,051
Additions	212,886	327,463
Balance, end of year	$ 1,939,841	$ 1,726,955
Accumulated depletion and amortization		
Balance, beginning of year	$ 267,571	$ 80,803
Provision for depletion and amortization	195,578	186,768
Balance, end of year	$ 463,149	$ 267,571
Net capitalized costs	$ 1,476,692	$ 1,459,384
Amortization and depletion per mcf	$ .86	$ .85

D. Related Party Transactions

In January 2001, the Company entered into an agreement with H & S Production, Inc. (a company wholly owned by the Company's Chairman, Scott Heape) to participate in a farmout agreement covering leasehold interests in the Mings Chapel Field in East Texas whereby the Company has the opportunity to participate in up to three development wells. The first and second wells were drilled, completed, and put on line in 2001. In early 2003, the Company executed a letter of intent to sell for cash its interest in the Mings Chapel properties to be effective January 1, 2003. No gain or loss will result from the sale with credit reducing the Company's net investment in oil and gas properties.

Additionally, in September 2002, the Company entered into a farmout agreement with H & S Production, Inc., related to a proposed well in the Minden Louisiana field. H & S will bear all drilling costs related to

D. Related Party Transactions (continued)

the Company's interest and, after payout, will reassign one-half interest to the Company. The Company believes the arrangement adheres to standards in the industry and is as favorable as could have been obtained from an unaffiliated third party.

The Company rents office space on a month-to-month basis for $500 per month from its President.

E. Income Taxes

The Company's provision for income taxes each year is all deferred; no income taxes have been paid during 2001 and 2002. Following is an analysis of the provision for income taxes compared to the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations:

	2002	2001
Computed "expected" tax expense	$ 51,456	$ 136,243
Increase (decrease) in income tax resulting from:		
Difference in effective rate	(6,043)	(20,036)
Utilization of net operating loss carryforward	-	(110,487)
Change in the beginning-of-year balance of the valuation allowance for deferred tax assets allocated to income tax expense	-	55,279
	$ 45,413	$ 61,000

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	2002	2001
Deferred tax liability (asset):		
Difference between financial and tax basis of property	$ 114,071	$ 146,213
Net operating loss carryforwards	(6,637)	(85,213)
Net deferred tax liability	$ 107,434	$ 61,000

At December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $21,000 which were available to offset future federal taxable income, if any, through 2015.

F. Long-Term Debt

In September 2000, the Company borrowed $1,040,000 from a commercial bank to acquire certain oil and gas properties in Louisiana. Principal was payable $30,000 per month plus interest at the bank's prime rate plus one percent.

F. Long-Term Debt (continued)

On February 1, 2002, the Company refinanced its previous bank debt through another commercial bank. The note is a $1,000,000 term note, with an initial borrowing base of $635,000. Principal is payable $21,667 per month plus interest at the bank's prime rate (4.25% at December 31, 2002) plus .75 percent. The note is collateralized by all of the Company's oil and gas properties and guaranteed by two directors of the Company. Maturities of the debt are as follows:

2003	260,004
2004	135,665

Debt covenants restrict other debt, pledge of assets, sales of assets, payment of dividends, mergers and changes in ownership.

G. Stockholders' Equity

During 2001, the Company settled a claim by a former director by agreeing to issue 133,000 shares of common stock. The unissued shares have been valued based on the value the shares were trading in the public market at the date issued ($7,135) and accrued in the accompanying balance sheet at December 31, 2001. The shares were issued in 2002.

During 2001, the Company issued 1,000,000 stock options to directors and a consultant. The options were issued in September 2001 at an exercise price of $.10 per share. The options vested immediately and expire in September 2011. There have been no other options granted.

Fair value for the stock underlying stock options consisted of quoted market prices as listed in stock-trading business journals. These fair values were used to determine the pro forma compensation expense of the stock options granted during 2001.

Compensation costs for options issued to employees is recognized as an expense when vested at an amount equal to the excess of the fair market value of the stock at the date of measurement over the amount the employee must pay. The measurement date is generally the grant date. No compensation expense has been recorded.

Using the fair value method, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumption used for grants during 2001: dividend yield of 0.0 percent; expected volatility of 150 percent; risk free interest rates of 4.5 percent and expected lives of two years. Had the Company elected the fair value method of recording compensation expense for stock options, net income and net income per share would have been $287,610 and $.02, respectively for 2001.

CASTLEGUARD ENERGY, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

H. Oil and Gas Reserve Information – Unaudited

The Company's net proved oil and gas reserves at December 31, 2002 and 2001 have been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective year ends.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the discounted future net cash flows should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

The following table sets forth an analysis of the Company's estimated quantities of proved developed oil and gas reserves (including behind-pipe reserves), all located in the United States (Mcfs represents thousand cubic feet).

	Proved Developed Reserves			
	2002		2001	
	Oil in Barrels	Natural Gas in Mcfs	Oil in Barrels	Natural Gas in Mcfs
Proved producing	23,170	631,705	9,741	967,419
Proved non-producing	679	368,391	681	362,082
	23,849	1,000,096	10,422	1,329,501

Components of change in the foregoing reserves for the last two years are as follows:

	2002		2001	
	Oil in Barrels	Natural Gas in Mcfs	Oil in Barrels	Natural Gas in Mcfs
Reserves at beginning of year	10,422	1,329,501	13,752	1,709,331
Added by exploration and development	225	12,549	869	211,086
Revisions of previous reserves	18,445	(145,447)	(1,351)	(389,685)
Less production	(5,243)	(196,507)	(2,848)	(201,231)
Reserves at end of year	23,849	1,000,096	10,422	1,329,501

The following table presents the standardized measure of future net cash flows related to proved oil and gas reserves together with changes therein, as defined by the Financial Accounting Standards Board. The oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at December 31, 2002 and 2001, and has been escalated only where known and determinable price

H. Oil and Gas Reserve Information – Unaudited (continued)

changes are provided by contracts and law. Future production and development costs are based on current costs with no escalations. Future net cash flows are the estimated future gross revenue less estimated production and ad valorem taxes, income taxes, operating expenses and capital expenditures. They do not consider business risks, or profit on investment.

	2002	2001
Future cash flows	$ 5,268,111	$ 3,406,394
Future production and development costs	(1,256,065)	(874,174)
Income taxes	(1,167,710)	(592,747)
Future net cash flows	2,844,336	1,939,473
10% annual discount	(974,990)	(640,626)
Standardized measure of discounted future net cash flows	$ 1,869,346	$ 1,298,847

The following are principal sources of change in the standardized measure of discounted future net cash flows:

	2002	2001
Standardized measure – beginning of year	$ 1,298,847	$ 3,596,076
Increases (decreases)		
Sales and transfers, net of production costs	(537,015)	(943,456)
Net change in sales prices, net of production costs	1,219,134	(1,736,810)
Extensions and discoveries, net of future costs	22,281	201,971
Revisions of quantity estimates	(365,971)	(500,749)
Accretion of discount	175,913	786,045
Net change in income taxes	(267,894)	924,807
Changes in production rates (timing) and other	324,051	(1,029,034)
Standardized measure – end of year	$ 1,869,346	$ 1,298,847

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Castleguard Energy, Inc. (the "Company") on Form 10-KSB for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bob G. Honea, President, Chief Executive Officer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.'1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Bob G. Honea, Director/President
Treasurer/Secretary
(Chief Executive and Financial Officer)

Dated: March 21, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER: 0-5525

CASTLEGUARD ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Florida (State or other jurisdiction of of incorporation or organization)	75-2615565 (I.R.S. Employer Identification No.)
4625 Greenville Avenue, Suite 203, Dallas, TX (Address of principal executive offices)	75206 (Zip Code)

(214) 361-1755
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock Without Par Value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State the registrant's revenues for its most recent fiscal year: $668,585

The aggregate market value on March 14, 2003, of Common shares held by non-affiliates was approximately $669,463 based on the average closing bid and asked prices of the registrant's Common shares on such date, as quoted by the National Quotation Bureau.

At March 14, 2003, there were 17,364,626 Common shares outstanding.

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

CASTLEGUARD ENERGY, INC.

2002 FORM 10-KSB ANNUAL REPORT

Table of Contents

PART I

ITEM 1 - DESCRIPTION OF BUSINESS

(a) GENERAL BUSINESS DESCRIPTION

GENERAL

Castleguard Energy, Inc. (the "Company") is an independent energy company engaged in the exploration for and the acquisition, development, exploitation and operation of crude oil and natural gas properties, and in the production of crude oil and natural gas in North America. The Company's activities are conducted principally in the States of Louisiana, Texas and Alabama.

The Company acquires interests in land and producing properties through acquisition and lease on which it drills and/or has working interests in oil or gas wells in efforts to discover and/or to produce oil and gas.

The Company's executive offices are located at 4625 Greenville Avenue, Suite 203, Dallas, Texas 75206 , telephone (214) 361-1755, facsimile (214) 691-2230.

(b) DESCRIPTION OF BUSINESS - OIL AND GAS OPERATIONS

Exploration and Development

The Company operates in a highly competitive industry wherein many companies, from large multinational companies to small independent producers, are competing for a finite amount of oil and gas resources. The Company seeks out properties to explore for oil and gas by drilling and also seeks out producing oil and gas properties that can be purchased.

Management believes that under the right economic conditions, several of the producing properties that the Company owns could have further developmental potential. Certain oil properties currently owned and operated by the Company may be receptive to enhanced oil recovery procedures.

Operating Activities

The Company contracts with other parties, including officers, directors, principal stockholders or other affiliates of the Company, to act as operator of the oil and gas prospects in which it owns an interest, provided such transactions are on terms and conditions substantially similar to those offered by nonaffiliated parties. The operator of an oil and gas property supervises production, maintains production records, employs field personnel and performs other functions required in the production and administration of such property. The fees for such services customarily vary from well to well, depending on the nature, depth and location of the well being operated. Generally, the operator of an oil and gas prospect is determined by such factors as the size of the working interest held by a participant in the prospect, a participant's knowledge and experience in the geological area in which the prospect is located and geographical considerations. The Company's wells are drilled by independent drilling contractors.

Developments During Year 2002

The Company's operation activities, carried out by the operators of oil and gas properties in which Castleguard has an interest, included participating in the following:

- Drilling of a non-productive well in the Minden Louisiana field;

- Recompletion of a Minden producing oil well to a new zone that increased production and added oil reserves;

- Working over two Minden gas wells to address mechanical problems that developed late in the third quarter and which had sharply curtailed gas production; production commenced again early in 2003.

In addition, as described in Item 12, the Company entered into a farmout agreement with a company owned by Castleguard's Chairman related to a proposed new well in Minden.

Disclosure Regarding Forward-Looking Statements And Cautionary Statements

Forward-Looking Statements

This Annual Report on Form 10-KSB includes "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Annual Report, including without limitation statements under "ITEMS 1 AND 2. DESCRIPTION OF BUSINESS AND PROPERTIES" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION", regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations and capital expenditures, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements and the assumptions upon which the forward-looking statements are based are reasonable, it can give no assurance that such expectations and assumptions will prove to have been correct. Additional statements concerning important factors that could cause actual results to differ materially from the Company's expectation ("Cautionary Statements") are disclosed below in the "-Cautionary Statements" section and elsewhere in this Annual Report. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf subsequent to the date of this Annual Report are expressly qualified in their entirety by the Cautionary Statements.

Cautionary Statements

In addition to the other information contained in this Annual Report, the following Cautionary Statements should be considered when evaluating the forward-looking statements contained in this Annual Report.

Nature Of The Company's Oil And Gas Business

The Company was formed in 1988, and in the last four years has altered its business and become profitable. The development of the Company's business will continue to require substantial expenditures. The Company's future financial results will depend primarily on its ability to locate hydrocarbons economically in commercial quantities, to provide drilling site and target depth recommendations resulting in profitable productive wells and on the market prices for oil and natural gas.

Oil And Gas Prices; Marketability Of Production

Even if the Company is able to discover or acquire oil and gas production, of which there is no assurance, the Company's revenues, profitability and liquidity will be highly dependent upon prevailing prices for oil and natural gas. Oil and gas prices can be extremely volatile and there can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse affect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond the control of the Company. Sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of the

Company's gas production, if any, will depend in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and thus represent a significant risk.

Reliance On Industry Participants

The Company attempts to limit financial exposure on a project by project basis by forming industry alliances where the Company's technical expertise can be complemented with the financial resources and operating expertise of established companies. If the Company were not able to form these industry alliances, this could limit the Company's ability to fully implement its business plan and could have a material adverse effect on the Company's business, financial condition and results of operations.

Ability To Discover Reserves

The Company's future success is dependent upon its ability to economically locate oil and gas reserves in commercial quantities. Except to the extent that the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company, if any, will decline as reserves are produced. The Company's ability to conduct successful exploration and development activities is dependent upon a number of factors, including its participation in multiple exploration projects and its technological capability to locate oil and gas in commercial quantities. Because the Company may rely upon other industry participants to develop the Company's exploration projects, no assurances can be given that the Company will have the opportunity to participate in projects which economically produce commercial quantities of hydrocarbons in amounts necessary to meet its business plan or that the projects in which it elects to participate will be successful. There can be no assurance that the Company's planned projects will result in significant reserves or that the Company will have future success in drilling productive wells at low reserve replacement costs.

Substantial Capital Requirements And Liquidity

In order to continue its oil and gas exploration plans fully, the Company anticipates that it will need additional funding. The Company does not have an adequate source of revenue to provide for further exploration. There is no assurance that the Company will be able to obtain funds necessary to conduct further exploration.

Risk Of Exploratory Drilling Activities

Exploration for oil and natural gas is a speculative business involving a high degree of risk, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirement and shortages or delays in the delivery of equipment. There is no assurance that the expenditures made by the Company on its oil and natural gas properties will result in discoveries of oil or natural gas in commercial quantities. Some test wells, as a consequence, may not ultimately be developed into producing wells and may be abandoned.

Competition

The Company competes in the areas of oil and gas exploration with other companies, many of which may have substantially larger financial and other resources. From time to time, there may be competition for, and shortage of, exploration, drilling and production equipment and these shortages could lead to an increase in costs and to delays in operations that could have a material adverse effect on the Company. The Company may therefore not be able to acquire desirable properties or equipment required to develop its properties. Problems of this nature also could prevent the Company from producing any oil and natural gas it discovers at the rate it desires to do so.

General Risks Of Oil And Gas Operations

The nature of the oil and gas business involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, and blowouts.

Technology Changes

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, other oil and gas finding companies may implement new technologies before the Company, and consequently such companies may be able to provide enhanced capabilities and superior quality compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

Government Regulations And Environmental Risks

The production and sale of oil and gas are subject to a variety of federal, state and local government regulations including regulation concerning the prevention of waste, the discharge of materials into the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters including taxes. Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During the past few years there has been a significant amount of discussion by legislators and the presidential administration concerning a variety of energy tax proposals. There can be no certainty that any such measure will be passed or what its effect will be on oil and natural gas prices if it is passed. In addition, many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that increases in state energy taxes would have on oil and natural gas prices. Although the Company believes it is in substantial compliance with applicable environmental and other government laws and regulations, there can be no assurance that significant costs for compliance will not be incurred in the future.

Variability Of Operating Results

The Company's operating results, as a small company in the oil and gas industry, may vary significantly during any financial period. These variations may be caused by significant periods of time between each of the Company's discoveries and developments, if any, of oil or natural gas properties in commercial quantities. These variations may also be caused by the volatility associated with oil and gas prices. See "Oil And Gas Prices; Marketability Of Production".

Risks Associated With Management Of Growth

Because of its small size, the Company desires to grow extremely rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur it will place a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases its services and enlarges the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence On Key Personnel

The Company is highly dependent on the services of Scott Heape and Bob Honea. The loss of the services of Mr. Heape or Mr. Honea could have a material adverse effect on the Company. The Company does not have an employment contract with Mr. Heape, Mr. Honea or any other director or officer.

Concentration Of Risks; Lack Of Diverse Business Operations

Although the Company is involved in other oil and gas projects, it is concentrating the majority of its oil and gas exploration efforts on the Minden Dome project in Louisiana. The Company's other exploration projects are located in this same general area and this lack of diverse business operations subjects the Company to a certain degree of concentration of risks. The future success of the Company may be dependent upon its success in discovering and developing oil and gas in commercial quantities in the above properties and upon the general economic success of the oil and gas industry.

Certain Definitions

Unless otherwise indicated in this Annual Report, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60(degree)Fahrenheit.

As used in this Annual Report, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbl" means thousand barrels.

With respect to information concerning the Company's working interests in wells or drilling locations, "gross" gas and oil wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" gas and oil wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A "working interest" in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. The latter type of development well drilling is known as "step-out drilling". An "exploratory well" is a well drilled to find commercially productive hydrocarbons in an unproved area, or to extend significantly a known prospect.

"Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in casing of existing wells when the cost of making such reserves available for production is relatively small compared to the cost of a new well. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Strategy

The Company's business strategy is to enhance shareholder value by leveraging its technical experience and expertise with seismic and subsurface technology to identify exploration and exploitation projects with significant potential reserves and economic results based on the application of appropriate technology and suitable project risk management. The Company's ongoing goal is to increase its reserve base through a focus on mature hydrocarbon basins where it has expertise. It is the Company's view point that the systematic application of advanced seismic imaging and detailed subsurface work can significantly reduce drilling risk and enhance financial results. The Company's strategy is to focus on applying seismic technology to explore properties that lie within these mature basins and that offer oil and gas reserves that would be materially significant to the Company.

The Company has a two-pronged corporate approach for the application of exploration technology in these mature basins. The two components of this strategy are set forth below:

Generation of exploration and exploitation prospects with special emphasis on seismic and subsurface applications to locate structural and stratigraphic play concepts.

Networking through contacts within the industry that have proven records of exploration success.

Exploration and Operating Approach

The Company focuses its technical resources on obtaining the highest quality subsurface image through advanced geological and geophysical methods, which it believes are more likely to result in the cost effective identification of oil and gas reserves that are materially significant. The Company is committed to providing its technical team with access to the required tools and support necessary to retain a competitive advantage in today's exploration environment.

The Company adheres to a disciplined approach to selective project participation. The Company participates only in those projects that it believes are likely to maximize the return on its capital investment, have significant reserve growth potential, and have quantifiable risk /reward ratios. The Company believes that these factors result in a positive impact to the finding-cost and production economics. The Company actively and continually manages its portfolio of exploration and exploitation projects. The aggressive portfolio management enables the Company to maximize the investment of available capital in a limited number of high impact geologic plays and projects.

ITEM 2 - DESCRIPTION OF PROPERTY

The Company's properties principally consist of working interests in developed oil and gas properties in Louisiana, Alabama and Texas. Developed properties are those on which sufficient wells have been drilled to economically recover the estimated reserves calculated for the property.

The Company's net proved reserves, including behind-pipe reserves, but excluding proved undeveloped reserves, as estimated by independent petroleum engineers, Gary S. Swindell & Associates , at December 31, 2002 were:

	Crude Oil (BBLS)	Natural Gas (MCF)
Proved developed producing	23,170	631,705
Proved developed non-producing	679	368,391
Total	23,849	1,000,096

See Note H of the Notes to Financial Statements included in Appendix A to this report for additional information on gas and oil reserves.

At December 31, 2002, the Company owned interests in 9 gross gas wells (1.07 net), two of which are dual completions, and 3 gross oil wells (.21 net). The terms "gross" refers to the wells in which a working interest is owned, and the term "net refers to gross wells multiplied by the percentage of Castleguard's working interest owned therein.

Castleguard participated in the recompletion of 3 wells and one dry hole in 2002; it participated in 3 productive wells (.12 net) in 2001.

At December 31, 2002, the Company was not participating in the drilling of any wells.

The Company's interests in undeveloped acreage is insignificant.

ITEM 3 - LEGAL PROCEEDINGS

The Company is not party to any proceedings or actions which management believes might have a material effect upon its financial position or results of operations.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The principal U.S. market in which the Company's Common Stock ($.001 par value, all of which are one class) has been traded is the Over the Counter Bulletin Board. The Company's common stock is quoted on the OTC Bulletin Board (Symbol: "MOAT.OB"). The following table sets forth the range of high and low closing bid prices for the Company's Common Stock on a quarterly basis since January 1, 2000 as reported by the National Quotation Bureau, Inc. (which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions). As of March 14, 2003 the closing bid for the Company's common stock was $.05 per share. The foregoing and following information should not be taken as an indication of the existence of an established public trading market for the Company's Common Stock.

	Bid Prices					
	2002		2001		2000	
Quarter	High	Low	High	Low	High	Low
First	$.11	$.05	$.28	$.09	$1.50	$.25
Second	.11	.05	.28	.14	.57	.04
Third	.08	.04	.20	.06	.21	.08
Fourth	.07	.04	.13	.05	.16	.08

Holders

The approximate number of record holders of the Company's Common Stock as of March 14, 2003 was 50, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of March 14, 2003 was 17,364,626 shares, of which 11,670,213 are free trading shares.

Dividends

Current management believes that the Company has not declared any cash dividends on its Common Stock since its inception in 1988. The Company has not declared any cash dividends on its Common Stock since current management assumed their positions in September 1998 and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future.

ITEM 6 – MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The information required hereunder is set forth under "Financial Review" included in Appendix A to this report.

ITEM 7. FINANCIAL STATEMENTS

The following items appear in the Financial Information section included in Appendix A to this report.

Financial Review

Independent Auditor's Report

Financial Statements:

Balance Sheets

Statements of Income

Statements of Stockholders' Equity

Statements of Cash Flows

Notes to Financial Statements

All other schedules are omitted because they are inapplicable, not required, or the information is included in the financial statements or notes thereto.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

PART III

ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The Company's bylaws provide that Directors are to be elected by simple majority vote and are to serve until the annual meeting next following such election or a successor has been duly elected and qualified. Directors may be removed with or without cause by a majority vote of the stockholders and may be removed for cause by the Board. Vacancies on the board may be filled by the remaining directors or by the stockholders. The executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

The following sets forth the name, and position of each director and executive officer of the Company:

OFFICERS	AGE	CURRENT OFFICE
Scott G. Heape	53	Chairman, Director
Bob G. Honea	65	President, Treasurer/Secretary, Director (Chief Executive and Financial Officer)
Benton J. Poole	51	Director

G. Neil L. Kennedy, who had been a director since 2000, passed away suddenly in early 2003. No action has been taken to fill the board seat he previously occupied.

Scott G. Heape

Mr. Heape is Chairman and Founder of H & S Production, Inc. and HSP Geophysical, Inc. Mr. Heape has served as a director of the Company since 1998. He received a B.S. in Geology from Tulane University in 1972. He has engaged in all phases of the oil and gas business since 1972 where he served as an exploration geologist with Lone Star Producing Company, a wholly owned subsidiary of Lone Star Gas (now TXU, Inc.). From 1972 to 1975, Mr. Heape performed extensive geological work for Lone Star in East Texas, Northern Louisiana, and Southern Arkansas. He joined Bass Enterprises in 1975 and left Bass in 1976 to form H & S Production, Inc., a Texas corporation.

Mr. Heape is a Certified Petroleum Geologist by the American Association of Petroleum Geologists, a Certified Professional Geological Scientist by the Association of Professional Geological Scientists, a member of the Independent Petroleum Association of America (IPAA), the Society of Independent Professional Earth Scientists (SIPES), the Texas Independent Production and Royalty Owners Association (TIPRO), the East Texas Geological Society and the Dallas Geological Society.

Bob G. Honea

Mr. Honea is the President, Treasurer/Secretary, Director (Chief Executive and Financial Officer) and has over 30 years of experience in the domestic and international oil field tubular business. During this time, he has dealt with both major and independent oil and gas companies. Mr. Honea has been an officer and director of the Company since 1998.

Mr. Honea is the President of National Tubular Products, Inc. and NTP Energy, Inc., both of Dallas, Texas.

Benton J. Poole

Mr. Poole received a Bachelor of Business Administration degree from the Texas Tech University in 1973 and a Doctor of Jurisprudence degree from Texas Tech University School of Law in 1976. Mr. Poole has more than 25 years of experience in the private practice of law and is presently a solo practitioner concentrating in oil, gas and mineral law. He is a member of the State Bar of Texas, the American Bar Association and the Dallas Bar Association and is a member of the Oil, Gas and Mineral Law/Energy Law Section of each. Mr. Poole has served as a director of the Company since 1998.

All officers of the Company hold office until the annual meeting of directors following the annual meeting of stockholders or until their respective successors are duly elected and qualified or their earlier resignation or removal.

Board of Directors and Committee Meetings Attendance

During the fiscal year ended December 31, 2002, the Board acted on three occasions by written unanimous consent of the Board of Directors in lieu of meeting and held one meeting. The Company has a Compensation Committee which has acted on stock options, but there are no other committees. The full Board functions on other matters.

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities ("10% holders"), to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, officers and 10% holders are required by SEC regulation to furnish the Company with copies of all of the Section 16(a) reports they file.

Based solely on a review of reports furnished to the Company or written representations from the Company's directors and executive officers during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its directors, officers and 10% holders for such year were complied with.

ITEM 10 - EXECUTIVE COMPENSATION

At March 14, 2003, the Company had no salaried employees, either in field operations or office and administrative activities. The Company contracts with other parties, including officers, directors, principal stockholders or other affiliates of the Company, to perform the office and administrative activities of the Company. The Company also utilizes the services of outside consultants on a contract basis.

As of March 14, 2003 there have been no salaries paid to any of the officers or Directors of the company. Directors have not been compensated in cash for acting in their capacity as Directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

ITEM 11 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 14, 2003, information with respect to (1) any person known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, (2) the shares of Common Stock beneficially owned by each officer and director of the Company, and (3) the total of the Company's Common Stock beneficially owned by the Company's officers and directors as a group. Except as noted in the footnotes, it is the belief of the Company that each stockholder listed below holds the sole voting and investment power with regard to the shares owned beneficially by such stockholder:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent of Common Stock Outstanding[1]
Scott G. Heape Dallas, Texas[5]	2,158,166[2]	12.22
Bob G. Honea Dallas, Texas[5]	1,840,000[3]	10.42
Benton J. Poole Dallas, Texas	677,200[4]	3.87
All officers and directors as a group (3 persons)	4,675,366	25.88

(1) Based upon 17,364,626 shares issued and outstanding as March 14, 2003, after deducting 1,862,000 shares held in the Company's treasury, plus options held by each individual.

(2) H&S Production, Inc. owns 260,000 shares of the Company's common stock. Mr. Heape owns 100% of the shares of H&S Production, Inc. Includes options to purchase 300,000 shares which are currently exercisable.

(3) Includes 820,000 shares held by National Tubular Products, Inc., Profit Sharing Plan & Trust, of which Mr. Honea is the principal beneficiary. Includes options to purchase 300,000 shares which are currently exercisable.

(4) Includes shares held by Poole & Moffett Profit Sharing Trust fbo Benton J. Poole of which Mr. Poole is the principal beneficiary. Includes options to purchase 100,000 shares which are currently exercisable.

(5) The address for the beneficial owners is c/o Castleguard Energy, Inc., 4625 Greenville Avenue, Suite 203, Dallas, Texas, 75206.

ITEM 12 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January, 2001, the Company entered into an agreement with H & S Production, Inc. (a company wholly owned by the Company's Chairman, Scott Heape) to participate in a farmout agreement covering leasehold interests in the Mings Chapel Field in East Texas whereby the Company has the opportunity to participate in up to three development wells. The first and second wells were drilled, completed, and put on line in 2001. In early 2003, the Company executed a letter of intent to sell for cash the interest in the Mings Chapel properties to be effective January 1, 2003.

Additionally, in September 2002, the Company entered into a farmout agreement with H & S Production, Inc. related to a proposed well in the Minden Louisiana field. H & S will bear all drilling costs related to the Company's interest and, after payout, will reassign one-half interest to the Company. The Company believes the arrangement adheres to standards in the industry and is as favorable as could have been obtained from an unaffiliated third party.

The Company rents office space on a month-to-month basis for $500 per month from Bob Honea, its President.

PART IV

ITEM 13 - EXHIBITS AND REPORTS

(a) Exhibits

Exhibit No.	Item
3.1*	Certificate of Incorporation of Castleguard Energy, Inc. incorporated by reference from the 1999 10KSB (Exhibit 3.1).
3.2**	Amended and Restated By-Laws of Castleguard Energy, Inc.
10.1***	Loan Agreement from Castleguard Energy, Inc., as Borrower, and First American Bank in Dallas, Texas, as Bank, dated February 1, 2002.
10.2****	Farmout Agreement between H & S Production, Inc. and the Company dated September 26, 2002
99.1	Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

* Previously filed as an exhibit to our 1999 Annual report on Form 10KSB, and incorporated herein by reference.

** Previously filed as an exhibit to our 2000 Annual report on Form 10KSB, and incorporated herein by reference.

*** Previously filed as an exhibit to our 2001 Annual report on Form 10KSB, and incorporated herein by reference.

**** Previously filed as an exhibit to Company's Form 8K Report filed with the SEC on October 7, 2002, and incorporated herein by reference.

(b) Reports of Form 8K

On October 7, 2002, the Company filed a current report on Form 8K to report the Company entering into a farmout agreement with H & S Production, Inc. No other reports were filed with the SEC during the fourth quarter 2002.

ITEM 14 – CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

The President/Secretary/Treasurer/Director of the Company has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-14 under the Securities Exchange Act of 1934 as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the President/Secretary/Treasurer/Director concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in ensuring that all material information relating to the Company required to be filed in this quarterly report has been made known to them in a timely manner.

(b) Changes in internal controls

There have been no significant changes made in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTLEGUARD ENERGY, INC.

March 21, 2003

BY: Bob G. Honea, Director/President
(Chief Executive and Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

BOB G. HONEA	Director/President Secretary/Treasurer (Chief Executive and Financial Officer)	March 21, 2003
SCOTT HEAPE	Director	March 21, 2003
BENTON POOLE	Director	March 21, 2003

CERTIFICATION OF CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICER.

I, Bob G. Honea, certify that:

1. I have reviewed this annual report on Form 10-KSB of Castleguard Energy, Inc. (Castleguard);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Castleguard as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Castleguard and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to Castleguard is made known to me by others within Castleguard, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of Castleguard's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and to the full board of directors in the absence of an audit committee:

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect Castleguard's ability to record, process, summarize and report financial data and have identified for Castleguard's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Castleguard's internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Bob G. Honea, Director/President
Treasurer/Secretary
(Chief Executive and Financial Officer)

March 21, 2003

FINANCIAL AND OPERATING HIGHLIGHTS

	2002	2001	2000	1999
Income Statement Data				
Revenues	$668,585	$1,035,484	$435,198	$50,584
Operating income (loss)	$188,927	$502,723	$147,917	($192,579)
Net income (loss)	$105,929	$339,716	$86,222	($319,977)
Net income (loss) per share	$0.01	$0.02	$0.01	($0.02)
Weighted average shares outstanding (millions)	17,334	17,086	15,616	14,092
Sales Volumes				
Natural gas (Mcf)	196,507	201,231	88,537	9,213
Oil (Bbls)	5,243	2,848	2,425	1,548
Sales Prices (Average)				
Natural gas (per Mcf)	$2.73	$4.80	$4.10	$2.35
Oil (per Bbl)	$25.04	$24.36	$28.62	$20.58
Proven Reserves (at year end)				
Natural gas (Mcf)	1,000,096	1,329,501	1,709,331	260,946
Oil (Bbls)	23,849	10,422	13,752	9,177
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	$1,869,346	$1,298,841	$3,596,073	$1,119,369

CASTLEGUARD ENERGY, INC.

DIRECTORS

Scott G. Heape, *Chairman*

Bob G. Honea, *President*

Harvey Jury

Benton J. Poole

STOCK EXCHANGE LISTING

NASDAQ (OTCBB)

Symbol: MOAT

LEGAL COUNSEL

Jackson Walker LLP

Dallas, Texas

AUDITORS

Whitley Penn

Dallas, Texas

TRANSFER AGENT

Interwest Transfer Co., Inc.

Salt Lake City, Utah

CORPORATE OFFICE

4625 Greenville Avenue

Suite 203

Dallas, Texas 75206

214-361-1755